     As filed with the Securities and Exchange Commission on March 25, 1997

                             Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                       UICI
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                Delaware                                     75-2044750
---------------------------------------------           -----------------------
(State or other jurisdiction of incorporation             (IRS Employer
             or organization)                           Identification No.)

4001 McEwen Drive, Suite 200, Dallas, Texas                    75244
-------------------------------------------             -----------------------
 (Address of principal executive offices)                    (Zip Code)

Registrant's telephone number, including area code:  (972) 960-8497
                                                     --------------

            Vernon R. Woelke                        Vernon R. Woelke
      4001 McEwen Drive, Suite 200            4001 McEwen Drive, Suite 200
           Dallas, Texas 75244                    Dallas, Texas 75244
               (972) 960-8497                          (972) 960-8497
------------------------------------------   ----------------------------------
     (Name, address, including zip            (Copies of Communications to)
       code and telephone number,
including area code, of agent for service)


    Approximate date of commencement of proposed sale to public: From time to time after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, check the following box:     X
                                 -----

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item ll(A)
(1) of this Form, check the following box:
                                             -----

    If this Form is filed to register additional securities for an offering pursuant to the Rule 462 (b) under the Securities Act, please check the following box and list the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
                                              -----

    If this Form is a post-effective amendment filed pursuant to Rule 462 (c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
                        -----

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:
                                    -----

                        CALCULATION OF REGISTRATION FEE

=========================================================================================================
 Title of Each Class of Securities To Be Registered................        Common Stock, $0.01 par value
---------------------------------------------------------------------------------------------------------
 Amount To Be Registered...........................................              1,634,876 shares
---------------------------------------------------------------------------------------------------------
 Proposed Maximum Offering Price Per Share (1).....................                  $26.10
---------------------------------------------------------------------------------------------------------
 Proposed Maximum Aggregate Offering Price(1)......................                $42,670,264
---------------------------------------------------------------------------------------------------------
 Amount of Registration Fee........................................                   $12,931
=========================================================================================================

    (1) Calculated based on the average of the high and low reported sale prices of a share of the Company's Common Stock as reported by NASDAQ as of a date within five (5) business days of the date of this Registration Statement in accordance with the provisions of Rule 457(c) under the Securities Act of 1933, as amended.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                             SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED MARCH 25, 1997


PROSPECTUS
                                1,634,876 SHARES

                                      UICI

                                  COMMON STOCK

                        ------------------------------

         The shares offered hereby (the "Shares") consist of 1,634,876 shares of common stock, par value $0.01 per share (the "Common Stock"), of UICI, a Delaware corporation (the "Company"). The Shares may be offered from time to time by certain stockholders (the 'Selling Stockholders') identified herein. See "Selling Stockholders and Plan of Distribution." The Company will not receive any part of the proceeds from the sales of the Shares. All expenses of registration incurred in connection herewith are being borne by the Company, but all selling and other expenses incurred by the Selling Stockholders will be borne by the Selling Stockholders.

         The Selling Stockholders have not advised the Company of any specific plans for the distribution of the Shares covered by this Prospectus, but it is anticipated that the Shares will be sold from time to time in transactions (which may include block transactions) on the National Association of Securities Dealers Automated Quotation ("NASDAQ") System at the market price then prevailing or at prices related to prevailing prices, in negotiated transactions at negotiated prices or otherwise. See "Selling Stockholders and Plan of Distribution".

         The Company's Common Stock trades on the NASDAQ National Market tier of The NASDAQ Stock Market under the symbol UICI. On March 24, 1997, the closing sale price of the Common Stock was $24 7/8 per share.

THE PURCHASE OF THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is _____, 1997.

         No dealer, salesperson or other person has been authorized to give any information or to make any representations, other than those contained or incorporated by reference in this Prospectus, in connection with the offering contained herein and, if given or made, such information must not be relied upon as having been authorized by the Company or the Selling Stockholders.
This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof.

                               TABLE OF CONTENTS

                                            Page                                                Page
Available Information.....................   3        Selling Stockholders and
                                                        Plan of Distribution..................   10
Incorporation of Certain Documents
  by Reference............................   4        Description of Capital Stock............   13

The Company...............................   5        Experts.................................   14

Risk Factors..............................   7        Legal Matters...........................   14

Use of Proceeds...........................  10




                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements filed by the Company may be inspected and copied at the Public Reference Section of the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549, and at the Commission's Regional Offices at Seven
World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington D.C. 20549 at prescribed rates. The Company's securities are quoted on the NASDAQ National Market. Reports and other information about the Company may be inspected at the offices maintained by the National Association of Securities Dealers, Inc., NASDAQ Reports Section, 1735 K Street, N.W., Washington, D.C. 20006. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding the Company; the address of such site is http://www.sec.gov.

         The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement"), under the Securities Act of 1933, as amended (the "Act"), with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement certain parts of which are omitted in accordance with the rules and regulations of the Commission. Any statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. Copies of the Registration Statement, including all exhibits thereto, may be obtained from the Commission's principal office in Washington D.C. upon payment of the fees prescribed by the Commission or may be examined without charge at the offices of the Commission as described above.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents or portions of documents filed by the Company with the Commission are incorporated by reference in this Prospectus:

         (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1996, filed on March 24, 1997.

         (b) The registration statement on Form 8-A filed on March 17, 1986, which discusses the terms of the Common Stock as updated by Quarterly Report on 10-Q for quarter ended June 30, 1996 filed on August 13, 1996.

         Each document filed subsequent to the date of this Prospectus by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents.

         Any statement contained in a document, all or a portion of which is incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained or incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests for copies should be directed to: Investor Relations, UICI, 4001 McEwen Drive, Suite 200, Dallas, Texas 75244-5082, (telephone number (972) 960-8497).

                                  THE COMPANY

         UICI and subsidiaries (the "Company"), provides health and life insurance and other service financial products to selected niche markets. On June 27, 1996, the Company announced that shareholders had approved a name change for the Company from United Insurance Companies, Inc. to UICI. The change was effective July 1, 1996. The name change is indicative of the Company's broadening activities beyond its historical core life, accident and health insurance business. The Company issues health insurance policies to the self-employed and student markets. For the self-employed market, which includes self-employed individuals and individuals who work for small businesses with five or fewer employees, the Company offers a range of health insurance products. Catastrophic hospital and basic hospital-medical expense plans are tailored to an insured's individual needs and include managed care options such as a Preferred Provider Organization ("PPO") plan as well as other coverage modifications. The Company markets these products through "dedicated" agency sales forces, consisting of over 5,000 independent contractors who primarily sell the Company's products. For the student market, the Company offers tailored insurance programs which generally provide single school year coverage to individual students primarily at universities but also at public and private schools for kindergarten through grade 12. In this market, the Company sells its products through in-house account executives who focus on colleges and universities on a national basis. Health insurance premiums were $501.2 million in 1996, or 69% of the Company's total revenues.

         The Company issues life insurance products to selected niche markets and acquires blocks of life insurance and annuity policies from other insurers on an opportunistic basis. The life insurance policies issued by the Company are marketed through a dedicated agency sales force. In addition, the Company assists individuals with no, or troubled, credit experience in obtaining a nationally recognized credit card by providing financial support for the card. This product is marketed through a sales force of independent contractors. The Company also offers a variety of services and technologies focused on lower cost associated with healthcare administration. The Company acquired a real estate organization in 1996 that is focused on the development, acquisition and management of institutional quality multifamily communities in the Southeast, Southwest and Midwest areas of the United States.

         At its inception in 1984, the Company's business consisted solely of coinsurance of health and term life insurance policies sold by United Group Association, Inc. ("UGA") agents to the self-employed market and issued by subsidiaries of AEGON USA, Inc. (together with its subsidiaries, "AEGON"). Principally through acquisitions of insurance companies and blocks of life insurance and annuity policies, and the development of the underwriting and administrative capabilities to issue insurance policies directly, the percentage of the Company's total revenues in 1996 relating to the coinsurance business decreased to 32% from 35% in 1995 (although in absolute terms such revenues continued to increase over prior years).

         On April 1, 1996 the Company acquired AEGON's underwriting, claims management and administrative capabilities related to products coinsured by the Company. In connection with this transaction, UGA agents began to market health insurance products of the Company rather than the coinsured product. Effective January 1, 1997, the Company acquired the agency force and certain assets of UGA for a price equal to the net book value of the tangible assets acquired and assumed certain agent commitments which are estimated not to exceed $5.0 million. UGA was owned 100% by the Company's Chairman at December 31, 1996. The tangible assets acquired consist primarily of agent debit balances, a building, and related furniture and fixtures having a net book value of approximately $11.0 million, which approximates market value of the tangible assets. The elimination of the sharing of business with AEGON and the acquisition of the agency force are expected to have a positive impact on the long term future of the Company.

         The Company's principal subsidiaries through which the business of the Self-Employed Health Insurance Division, Student Health Insurance Division and the Life Insurance and Annuity Division are conducted are The MEGA Life and Health Insurance Company ("MEGA"), which is wholly-owned by the Company, Mid-West National Life Insurance Company of Tennessee ("Mid-West"), in which the Company owns 99% of the outstanding stock, and The Chesapeake Life Insurance Company ("Chesapeake"), in which the Company owns 78% of the outstanding stock. MEGA is an insurance company domiciled in Oklahoma and is licensed to issue health and life insurance policies in all states except New York. Mid-West is an insurance company domiciled in Tennessee and is licensed to issue health and life insurance policies in Puerto Rico and all states except Maine, New Hampshire, New York, and Vermont. Chesapeake is an insurance company domiciled in Oklahoma and is licensed to issue health and life insurance policies in all states except Kansas, New Jersey, New York and Vermont. MEGA is currently rated "A (Excellent)," Mid-West is currently rated "A- (Excellent)," and Chesapeake is currently rated "B++ (Very Good)" by A.M. Best. A.M. Best's ratings currently range from "A++ (Superior)" to "F (Liquidation)." A.M. Best's ratings are based upon factors relevant to policyholders, agents, insurance brokers and intermediaries and are not directed to the protection of investors.

         The business of the Credit Services Division is conducted primarily through UICI, Specialized Card Services, Inc., a wholly-owned subsidiary, and United Membership Marketing Group, LLC, in which the Company owns 85% of the outstanding equity.

         The HealthCare Solutions Division operates through a number of wholly-owned and partially owned subsidiaries, as well as companies in which the Company does not hold a majority interest. Effective January 1, 1997, the Company acquired the remaining interest of its subsidiaries Insurdata Incorporated ("Insurdata") and UICI Insurance Administrators, Incorporated ("UAI"), formerly Insurnational Insurance Administrators Inc., based on a predetermined formula price of $15.1 million. The Company acquired a majority interest in Insurdata and UAI in October 1995.

         In November 1996, the Company acquired through a privately negotiated stock exchange agreement 100% of Amli Realty Co. ("ARC"). ARC is a full-service real estate organization whose principal investment is a 11% equity interest in Amli Residential Properties Trust, a publicly traded real estate investment trust. The Company, including ARC, has a 14% equity interest in Amli Residential Properties Trust.

         The Company's principal executive offices are located at 4001 McEwen Drive, Suite 200, Dallas, Texas 75244. Its telephone number is (972) 960-8497.

                                  RISK FACTORS

         The following information, in addition to the other information contained in this Prospectus, should be considered carefully by prospective purchasers of the Common Stock in evaluating the Company, its business and an investment in the shares of Common Stock offered hereby.

         Certain statements set forth herein or incorporated by reference herein from the Company's filings that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Actual results may differ materially from those included in the forward-looking statements. These forward-looking statements involve risks and uncertainties including, but not limited to, the following:

HEALTH CARE REFORM

         Many proposals have been introduced in Congress and various state legislatures to reform the present health care system. Some of these proposals are specifically directed at the small group health care market, which could affect the Company's principal business. At the state level, a number of states have passed or are considering legislation that would limit the differentials in rates that carriers could charge between new business and renewal business and with respect to similar demographic groups. Legislation also has been adopted or is being considered that would make health insurance available to all small groups by requiring coverage of all employees and their dependents, by limiting the applicability of pre-existing conditions exclusions, by requiring carriers to offer a basic plan exempt from certain mandated benefits as well as a standard plan and by establishing a mechanism to spread the risk of high risk employees to all small group carriers.

         At the federal level, several competing proposals have been introduced or passed in Congress. One law which was introduced by Senators Nancy Kassebaum and Edward Kennedy (the "Kassebaum-Kennedy legislation") was passed in 1996. The Kassebaum-Kennedy legislation builds upon state initiatives by guaranteeing "group-to-individual" portability. Under the legislation, any person governed by a group insurance plan for at least eighteen months will, on leaving the group plan, have the right to buy an individual policy from any insurance company selling individual health insurance policies in that person's state regardless of whether that person has a preexisting condition. This provision could result in the Company insuring individuals who under the Company's current underwriting standards would not be insured by the Company, which could have a material adverse effect on the Company.

         The Company is unable to predict when or whether any federal or state proposals, or some combination thereof, will be enacted or, if enacted, the likely impact on the Company. It is possible, however, that the enactment of such health care reform legislation could adversely affect the Company's results of operations. The Company has ceased issuing or coinsuring insurance in the self-employed market in two states as a result of legislative developments.

INCREASING HEALTH CARE COSTS

         The Company's profitability depends in large part on its ability to predict and effectively manage claims related to health care costs. The aging of the population and other demographic characteristics and advances in medical technology continue to contribute to rising health care costs. Government-imposed limitations on Medicare and Medicaid reimbursements also have caused the private sector to bear a greater share of increasing health care costs. Changes in health care practices, inflation, new technologies, major epidemics, natural disasters and numerous other factors affecting the delivery and cost of health care are beyond any company's control and may limit the Company's ability to predict and control health care costs and claims.

REGULATION

         The Company's insurance subsidiaries, and the manner in which their businesses are conducted, are subject to extensive regulation in their domiciliary states and the other states in which they do business. Such regulation is primarily intended to protect policyholders rather than investors. Federal regulation, such as the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), also affects the manner in which the Company's insurance subsidiaries conduct their business. Certain of the Company's subsidiaries, and the manner in which their businesses are conducted, are also subject to regulation not directly related to the business of insurance, including regulation of student loans and the marketing of credit cards.

         Compliance with legal or regulatory restrictions limits the ability of the Company's subsidiaries to conduct their operations. A failure to comply may subject the affected subsidiary to a loss or suspension of a right to engage in certain businesses or business practices, criminal or civil fines, an obligation to make restitution or pay refunds or other sanctions, which could adversely affect the manner in which the Company's subsidiaries conduct their businesses and the Company's results of operations.

         State and federal regulation is continually changing and the Company is unable to predict whether or when any such changes will be adopted. It is possible, however, that the adoption of such changes could adversely affect the manner in which the Company's subsidiaries conduct their business and the Company's results of operations.

RELIANCE ON KEY MANAGEMENT

         The Company relies on its senior management, including Mr. Ronald L. Jensen, Chairman of the Board, and the executives who are responsible for the business of the Company's various divisions. Such executives are given substantial autonomy for their respective divisions. The loss of the services of any of these persons could have a material adverse effect on the Company's results of operations.

CONFLICTS OF INTERESTS WITH MR. JENSEN AND JENSEN-OWNED COMPANIES

         Mr. Jensen owns approximately 18% of the Common Stock as of the date of this Prospectus. The Company depends on certain relationships with other companies owned by Mr. Jensen. The interests of Mr. Jensen and other companies in which Mr. Jensen owns an interest may conflict with the interests of the Company, including with respect to the amount of compensation payable by the Company and the freedom of Mr. Jensen and such companies to engage in other activities, and with respect to any negotiations of, disputes under, or breaches of, any such agreements or arrangements. Certain officers and employees of the Company, in addition to Mr. Jensen, also serve as officers or directors of, or provide services to other companies in which Mr. Jensen owns an interest.

         Mr. Jensen and other companies in which Mr. Jensen owns an interest have engaged in a number of financial and other transactions with the Company. The Board has adopted a policy that all material transactions in which there may be a conflict of interest between the Company and Mr. Jensen are reviewed and approved by a majority of the independent members of the Board.

CONTROL BY JENSEN FAMILY

         Mr. Jensen beneficially owns approximately 18% of the outstanding Common Stock and remains the Company's largest stockholder. In addition, his adult children, directly and through Onward and Upward, Inc., own approximately 13% of the Common Stock. Accordingly, Mr. Jensen can be expected to have the ability to control the direction of the Company.

COMPETITION

         The Company operates in highly competitive industries. The Company's insurance divisions compete with large national insurers, regional insurers and specialty insurers, many of which are larger and have substantially greater financial resources or higher A.M. Best ratings than the Company. In addition to claims paying ratings, insurers compete on the basis of price, breadth and flexibility of coverage, ability to attract and retain agents and the quality and level of agent and policyholder services provided. The Company's other divisions compete with financial services companies, managed care consultants, and third party administrators, among others. Many of the competitors may have greater financial resources, broader product lines or greater experience in particular lines of business. The HealthCare Solutions Division has only recently been formed and therefore competes with other companies with significantly greater experience in highly competitive markets. There can be no assurance that the HealthCare Solutions Division will be successful competing in such markets.

ADEQUACY OF CLAIMS LIABILITIES

         The liability for claims established by the Company are estimates of amounts needed to pay reported and unreported claims based on facts and circumstances known at the time the liabilities are established. Liabilities are based on historical claims information, industry statistics and other factors. The establishment of appropriate liabilities is an inherently uncertain process, and there can be no assurance that the ultimate liability will not materially exceed the Company's claims liability and have a material adverse effect on the Company's results of operations and financial condition. Due to the inherent uncertainty of estimating claims liabilities, it has been necessary, and may in the future be necessary, to revise estimated future liabilities as reflected in the Company's claims liability. When the Company acquires blocks of insurance policies or insurers owning such blocks, the Company's assessment of the adequacy of transferred policy liabilities is subject to similar uncertainties. The Company has not had a revision in claims liabilities in the last five years which resulted in recording an increase in the liability for prior years.

CERTAIN RISKS ASSOCIATED WITH CREDIT CARD BUSINESS

         There are certain risks associated with the credit card business. The primary risk involves the possibility of future economic downturns causing an increase in credit losses. The Company currently targets the market of individuals with no, or troubled, credit experience, for which market there is generally limited historical loss information available. Accordingly, the Company has experienced, and expects to continue to experience, higher credit losses than industry averages. While the Company does not directly bear the risk of credit losses on securitized credit card loans, certain risks are associated with the securitized loans, including the risk of early amortization upon the occurrence of certain events, which could accelerate the need for funding. The Company's ability to sustain the recent rate of growth in its credit card portfolio is dependent upon the success of its marketing programs.

INVESTMENT PORTFOLIO

         The Company's investment portfolio primarily consists of fixed maturity securities such as investment grade publicly traded debt securities and mortgage-backed securities, including collateralized mortgage obligations. At December 31, 1996, approximately 71% of the Company's invested assets were fixed maturity securities, of which approximately 64% were fixed income securities and approximately 36% were mortgage-backed securities. Certain risks are inherent in connection with fixed income securities, including loss upon default and price volatility in reaction to changes in interest rates and general market factors. Certain additional risks are inherent with mortgage-backed securities, including the risks associated with reinvestment of proceeds due to prepayments of such obligations.


                                USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders.


                 SELLING STOCKHOLDERS AND PLAN OF DISTRIBUTION

         In November 1996, the Company acquired through a negotiated stock exchange agreement 100% of Amli Realty Co. ("ARC"). The Company exchanged 1,634,876 shares of its Common Stock for all of the outstanding Common Stock of ARC. ARC is a real estate organization whose principal investment is a 11% equity interest in Amli Residential Properties Trust, a publicly traded real estate investment trust. The 1,634,876 shares offered hereby consist of the Common Stock issued by the Company to the stockholders of ARC pursuant to the stock exchange agreement.

         The following table sets forth as of March 20, 1997, information regarding the beneficial ownership of the Company's Common Stock held by each Selling Stockholder who may sell the Shares pursuant to this Prospectus as of such date including as a percentage of the Company's total outstanding shares of Common Stock as of March 20, 1997, the number of Shares offered hereunder by each such Selling Stockholder and the net ownership of shares of Common Stock, if all such Shares so offered are sold by each Selling Stockholder.

                                             Beneficial Ownership                      Beneficial Ownership
                                               Before Offering                            After Offering
                                          -------------------------                   ---------------------
                                                                         Shares
             Name of Selling                                            Offered
               Stockholder                Shares(1)     Percentage       Hereby      Shares(1)   Percentage
           -------------------           ----------     ----------      --------     ---------   ----------
 John E. Allen                                50,808           (2)         50,808                      (2)
 Thomas E. Allen                               2,478           (2)          2,478                      (2)
 Timothy J. Allen                              2,478           (2)          2,478                      (2)
 Tracy M. Allen                                2,478           (2)          2,478                      (2)
 Teri A. Allen                                 2,478           (2)          2,478                      (2)
 Baldwin & Lyons, Inc.                     1,086,078          2.41%       617,278     468,800         1.00%
 Anita V. Brotonel                             1,515           (2)          1,515                      (2)
 Eugene J. Carr                                3,993           (2)          3,993                      (2)
 Robert L. Cunningham                            688           (2)            688                      (2)
 Jane F. Dearborn                                826           (2)            826                      (2)
 John B. Diamond                              22,031           (2)         22,031                      (2)
 Jamie Diamond Schwartz                       22,031           (2)         22,031                      (2)
 Jennifer Diamond                             22,031           (2)         22,031                      (2)
 Marilyn Diamond                               2,616           (2)          2,616                      (2)
 Terry Diamond                                 2,891           (2)          2,891                      (2)
 Terry and Muriel Diamond, Trustees           10,464           (2)         10,464                      (2)
 Edith B. Everett                             34,147           (2)         34,147                      (2)
 Donald N. Fawcett                               826           (2)            826                      (2)
 Dwight P. Fawcett                               826           (2)            826                      (2)
 Dwight W. Fawcett                            14,044           (2)         14,044                      (2)
 Michael R. Fayhee                             5,411           (2)          5,411                      (2)
 Patrick J. Fox                                8,124           (2)          8,124                      (2)
 Eric M. Friedler                              9,363           (2)          9,363                      (2)
 Georgia Greenwood                             2,368           (2)          2,368                      (2)
 Kathryn Jonas                                   826           (2)            826                      (2)
 Frank J. Karoly                              10,878           (2)         10,878                      (2)
 Charles C. Kraft                             17,487           (2)         17,487                      (2)
 Charles C. Kraft, Trustee                     1,239           (2)          1,239                      (2)
 Rebecca J. (c/f Laura) Kraft                    688           (2)            688                      (2)
 Sarah Paris Kraft, Trustee                    3,442           (2)          3,442                      (2)
 David C. Lambert                             26,299           (2)         26,299                      (2)
 Rosita A. Lina                               10,464           (2)         10,464                      (2)
 Michael P. Murphy                             2,341           (2)          2,341                      (2)
 Gregory T. Mutz                             215,512           (2)        215,512                      (2)
 Gregory T. Mutz c/f Andrew                    3,525           (2)          3,525                      (2)
 Gregory T. Mutz c/f Rebecca                   3,525           (2)          3,525                      (2)
 Gregory T. Mutz c/f Sarah                     3,525           (2)          3,525                      (2)
 Carol J. Mutz Residual Trust                 48,192           (2)         48,192                      (2)
 Unique Indoor Comfort, Inc.                   5,645           (2)          5,645                      (2)
 Joyce C. Mutz 1993 Family Trust              48,192           (2)         48,192                      (2)
 Thomas R. Mutz Family Trust                  34,836           (2)         34,836                      (2)
 Thomas R. Mutz Marital Trust                  4,131           (2)          4,131                      (2)

                                                Beneficial Ownership                      Beneficial Ownership
                                                  Before Offering                           After Offering
                                            -------------------------                 -------------------------
                                                                           Shares
              Name of Selling                                             Offered
                Stockholder                  Shares(1)    Percentage       Hereby      Shares(1)   Percentage
            -------------------             -----------   ----------      --------     ---------   ----------
 Estate of Thomas R. Mutz                         6,196          (2)            6,196                  (2)
 Mutz Properties                                 41,995          (2)           41,995                  (2)
 Frank M. Mutz                                    1,102          (2)            1,102                  (2)
 Michael E. Nadolski                              5,232          (2)            5,232                  (2)
 Jeffrey C. Neal                                 52,503          (2)           47,503       5,000      (2)
 Franklin W. Nitikman                             7,298          (2)            7,298                  (2)
 John M. O'Mara                                     826          (2)              826                  (2)
 Juanita McWilliams Trust                         8,261          (2)            8,261                  (2)
 Thomas H. Patrick                               82,394          (2)           82,394                  (2)
 John A. Pigott                                   4,310          (2)            4,310                  (2)
 Ed and Barbara Rothe                             5,508          (2)            5,508                  (2)
 Richard C. Schroeder                             4,957          (2)            4,957                  (2)
 Steven W. Sweet                                 20,654          (2)           20,654                  (2)
 Allan J. Sweet                                  22,155          (2)           21,755         400      (2)
 Bonnie L. Sweet                                  7,096          (2)            6,196         900      (2)
 Bonnie L. Sweet c/f Stacy                        3,152          (2)            1,652       1,500      (2)
 Bonnie L. Sweet c/f Allison                      3,152          (2)            1,652       1,500      (2)
 Helen D. Sweet, Trustee                         17,349          (2)           17,349                  (2)
 Sharon Sweet                                     2,152          (2)            1,652         500      (2)
 Philip N. Tague                                 51,358          (2)           51,358                  (2)
 Sondra Talley                                    4,957          (2)            4,957                  (2)
 Richard and Sondra Talley                          688          (2)              688                  (2)
 Arshad Zakaria                                   4,310          (2)            4,310                  (2)
 H. Mason Zimmerman                               4,131          (2)            4,131                  (2)
                                              ---------                     ---------   ---------
      Total                                   2,113,476                     1,634,876     478,600
                                              =========                     =========   =========

(1) Except as otherwise noted, all shares are beneficially owned and sole voting and investment power is held by the party named.

(2)      Less than 1%.

         None of the selling stockholders have held any position, office or other material relationship with the Company or its affiliates.

         The Selling Stockholders may sell some or all of the Shares in transactions involving broker/dealers, who may act as agent or acquire the Shares as principal. Any broker/dealer participating in such transactions as agent may receive a commission from the Selling Stockholders (and, if they act as agent for the purchaser of such Shares, from such purchaser). Usual and customary brokerage fees will be paid by the Selling Stockholders. Broker/dealers may agree with the Selling Stockholders to sell a specified number of Shares at a stipulated price per Share and, to the extent such broker/dealer is unable to do so acting as agent for the Selling Stockholders, to purchase as principal any unsold Shares at the price required to fulfill the respective broker/dealer's commitment to the Selling Stockholders. Broker/dealers who acquire Shares as principals may thereafter resell such Shares from time to time in transactions (which may involve cross and block transactions and which may involve sales to and through other broker/dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection which such resales may pay to or receive commissions from the purchasers of such Shares. The Selling Stockholders also may sell some or all of the Shares directly to purchasers without the assistance of any broker/dealer.

         The Company is bearing all costs relating to the registration of the Shares. Any commissions or other fees payable to broker/dealers in connection with any sale of the Shares will be borne by the Selling Stockholders or other party selling such Shares.

         The Selling Stockholders must comply with the requirements of the Act and the Exchange Act and the rules and regulations thereunder in the offer and sale of the Shares. In particular, during such times as the Selling Stockholders may be deemed to be engaged in a distribution of the Common Stock, and therefore be deemed to be underwriters, under the Act, they must comply with Rules l0b-6 and 10b-7 under the Exchange Act, and will, among other things:

         (a) not engage in any stabilization activities in connection with the Company's securities;

         (b) furnish each broker/dealer through which Shares may be offered such copies of this Prospectus, as amended from time to time, as may be required by such broker/dealer; and

         (c) not bid for or purchase any securities of the Company or attempt to induce any person to purchase any securities of the Company other than as permitted under the Exchange Act.


                          DESCRIPTION OF CAPITAL STOCK

         The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $0.01 per share.

         As of March 20, 1997, the Company had outstanding 45,130,859 shares of Common Stock.

Common Stock

         The Company has not paid cash dividends on its Common Stock to date. The Company currently intends to retain all future earnings to finance continued expansion and operation of its business and subsidiaries. Any decision as to the payment of dividends to the stockholders of the Company will be made by the Company's Board of Directors and will depend upon the Company's future results of operations, financial condition, capital requirements and such other factors as the Board of Directors considers appropriate.

Transfer Agent

         The Transfer Agent and registrar for the Common Stock is UICI.

                                    EXPERTS

         The consolidated financial statements of the Company as of December 31, 1996 and 1995 and for the three years ended December 31, 1996, 1995, and 1994 incorporated in reliance on the report of Ernst & Young LLP, independent auditors, given on the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

         The validity of the Common Stock offered hereby will be passed upon for the Company by Robert B. Vlach, General Counsel of the Company. Mr. Vlach is the beneficial owner of 33,817 shares of Common Stock.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS


                                 OTHER EXPENSES

Item 14.  Other Expenses of Issuance and Distribution (1)

         Securities and Exchange Commission registration fee:       $  12,931
         Accounting fees and expenses:                                  7,500
         Legal fees and expenses:                                      10,000
         Blue Sky fees and expenses:                                    1,000
         Miscellaneous:                                                 1,000
                                                                    ---------
                                                                    $  32,431
                                                                    =========

         (1) All amounts are estimates other than the Commission's registration fee. No portion of these expenses will be borne by the Selling Stockholders.


                                INDEMNIFICATION

Item 15.  Indemnification of Directors and Officers

         (a) The General Corporation Law of Delaware (Section 145) gives Delaware corporations broad powers to indemnify their present and former directors and officers and those of affiliated corporations against expenses incurred in the defense of any lawsuit to which they are made parties by reason of being or having been such directors or officers, subject to specified conditions and exclusions; gives a director or officer who successfully defends an action the right to be so indemnified; and authorizes the Company to buy directors' and officers' liability insurance. Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any by-laws, agreement, vote of stockholders or otherwise.

         (b) Article 8.08 of the By-Laws of the Company provides for indemnification of, and the advancement of expenses which may become subject to indemnification under the By-Laws to, directors and officers and any person who served at the Company's request as a director or officer of another corporation. The indemnification and advancement of expenses provisions contained in the By-Laws are not exclusive of any other rights.

EXHIBITS SCHEDULES
Item 16.  Exhibits.

Exhibit                                                                         Page
Number                            Description of Exhibit                        Number
------                            ----------------------                        ------
2.1            Plan of Reorganization of United Group Insurance Company, as
               subsidiary of United Group Companies, Inc.  and Plan and
               Agreement of Merger of United Group Companies, Inc. into United
               Insurance Companies, Inc.  filed as Exhibit 2-1 to the
               Registration Statement on Form S-1, File No. 33-2998, filed with the Securities and Exchange Commission on January 30, 1986 and
               incorporated by reference herein.

3.1(A)         Certificate of Incorporation of UICI, as amended, filed as
               Exhibit 3.1 to the Form 10-Q dated June 30, 1996, filed on
               August 13, 1996, File No. 0-14320, and incorporated by reference herein.

3.2(A) Restated By-Laws, as amended, of the Company filed as Exhibit 3.2 to the Company's Annual Report on Form 10-K for the year ended
               December 31, 1995, filed on March 29, 1996 and incorporated by reference herein.

4.1            Refer to Exhibits 3.1 and 3.2 to this Registration Statement

5.1            Opinion of Robert B. Vlach, Esquire

10.31          Stock Exchange agreement dated October 1996 by and between Amli
               Realty Co. and UICI, as amended by that First Amendment to Stock
               Exchange Agreement dated November 4, 1996.

23             Consent of Ernst & Young LLP

23.2 Consent of Robert B. Vlach, Esquire (contained in his opinion filed as Exhibit 5.1 to this Registration Statement).

24.1 Powers of Attorney (included on signature page of this Registration Statement).

27             Financial Data Schedule.  Filed as Exhibit 27 to the Company's
               Annual Report on Form 10-K for the year ended December 31, 1996, filed on March 24, 1997 and incorporated herein by reference.

UNDERTAKINGS

Item 17.  Undertaking.

         (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth or described in Item 15 (except as set forth in paragraphs (c) and (d) therein) of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, or claims to the extent covered by contracts of insurance) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (c)     The undersigned registrant hereby undertakes:

                 (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement;

                                  Provided, however, that paragraphs (a)(i) and
                                  (a)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities

                                  Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

                 (b) That, for the purpose of determining any liability under the Securities Act, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                 (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


SIGNATURES

         Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on March 24, 1997.


                 UICI
                 By: Vernon R. Woelke
                 --------------------
                 Vernon R. Woelke
                 Vice President

         Each person whose signature appears below constitutes and appoints Vernon R. Woelke and Robert B. Vlach, and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments (including post-effective amendments) to the Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and hereby grants to such attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on March 24, 1997.

Signature                     Capacity in Which Signed                      Date
---------                     ------------------------                      ----
 /s/ Ronald L. Jensen         Chairman of the Board                         March 24, 1997
---------------------         and Director                                  --------------
Ronald L. Jensen


 /s/ W. Brian Harrigan        President (Principal Executive                March 24, 1997
----------------------        Officer) and Director                         --------------
W/. Brian Harrigan


 /s/ Richard J. Estell        Director and Executive                        March 24, 1997
----------------------        Vice President                                --------------
Richard J. Estell

 /s/ J. Michael Jaynes        Director                                      March 24, 1997
----------------------                                                      --------------
J. Michael Jaynes

 /s/ Richard T. Mockler       Director                                      March 24, 1997
-----------------------                                                     --------------
Richard T. Mockler

 /s/ Gary L. Friedman         Director                                      March 24, 1997
---------------------                                                       --------------
Gary L. Friedman

 /s/ Vernon R. Woelke         Vice President, Treasurer                     March 24, 1997
---------------------                                                       --------------
Vernon R. Woelke              (Principal Financial Officer and
                              Principal Accounting Officer) and Director

 /s/ Charles T. Prater        Vice President and Director                   March 24, 1997
----------------------                                                      --------------
Charles T. Prater

                                 EXHIBIT INDEX

Exhibit                                                                         Page
Number                            Description of Exhibit                        Number
------                            ----------------------                        ------
2.1            Plan of Reorganization of United Group Insurance Company, as
               subsidiary of United Group Companies, Inc.  and Plan and
               Agreement of Merger of United Group Companies, Inc. into United
               Insurance Companies, Inc.  filed as Exhibit 2-1 to the
               Registration Statement on Form S-1, File No. 33-2998, filed with the Securities and Exchange Commission on January 30, 1986 and
               incorporated by reference herein.

3.1            Certificate of Incorporation of UICI, as amended, filed as
               Exhibit 3.1 to the Form 10-Q dated June 30, 1996, filed on
               August 13, 1996, File No. 0-14320, and incorporated by reference herein.

3.2 Restated By-Laws, as amended, of the Company filed as Exhibit 3.2 to the Company's Annual Report on Form 10-K for the year ended
               December 31, 1995, filed on March 29, 1996 and incorporated by reference herein.

4.1            Refer to Exhibits 3.1 and 3.2 to this Registration Statement

5.1            Opinion of Robert B. Vlach, Esquire

10.31          Stock Exchange agreement dated October 1996 by and between Amli
               Realty Co. and UICI, as amended by that First Amendment to Stock
               Exchange Agreement dated November 4, 1996.

23             Consent of Ernst & Young LLP

23.2 Consent of Robert B. Vlach, Esquire (contained in his opinion filed as Exhibit 5.1 to this Registration Statement).

24.1 Powers of Attorney (included on signature page of this Registration Statement).

27             Financial Data Schedule.  Filed as Exhibit 27 to the Company's
               Annual Report on Form 10-K for the year ended December 31, 1996, filed on March 24, 1997 and incorporated herein by reference.